Prenetics Completes $70 Million Insighta Sale to Tencent, Bolstering Balance Sheet to $171.1 Million in Total Adjusted Liquidity
Final Milestone in Strategic Transformation Positions Company to Accelerate IM8 Global Expansion with Zero Debt

Q4 and Full-Year 2025 Financial Results to be Announced Pre-Market on February 18, 2026

NEW YORK, N.Y., February 17, 2026 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading consumer health sciences company and parent of the IM8 premium health and longevity brand, today announced the completion of the sale of its 35% equity interest in Insighta to Tencent for total cash consideration of $70 million.

The transaction provides a substantial and immediate increase in Prenetics’ cash resources, further strengthening the Company’s financial position as it sharpens its focus on the global expansion of IM8, its flagship consumer health brand.
Financial Impact of the Transaction
The completion of the Insighta sale transaction with Tencent delivers $70 million in new cash proceeds to Prenetics, of which $69 million was received on February 13, 2026 with $1 million held in escrow, materially enhancing the Company’s liquidity and financial flexibility.

As of February 15, 2026, the Company’s total adjusted liquidity is as follows:

Asset Type	Balance (in millions)
Cash and cash equivalents	$99.3
Financial assets at fair value through profit or loss[1]	$29.3
ACT escrow[2]	$6.3
Tencent escrow[3]	$1.0
Sub-total	$135.9
Bitcoin	$35.2
Total adjusted liquidity	$171.1
Prenetics continues to operate with zero outstanding debt. The Company will provide an update on its financial position and outlook during its fourth quarter and full-year 2025 earnings announcement, scheduled for pre-market on February 18, 2026.
Strategic Rationale
The sale of the Insighta stake represents the final and most significant milestone in Prenetics’ strategic transformation to streamline operations and sharpen its focus on IM8 as the Company’s core growth engine.

The transaction:

•Provides a substantial and immediate increase in cash resources
•Enhances strategic flexibility and financial resilience
•Supports continued investment in IM8’s global expansion and product innovation
•Further simplifies Prenetics’ operating structure

Danny Yeung, Chief Executive Officer and Co-Founder of Prenetics, commented:

1 Primarily comprising of fixed income funds; based on the most recent available valuation and subject to finalization in the Company’s ongoing annual audit. Accordingly, the audited value as of December 31, 2025 may differ from the amount presented.
2 Represents $6.3 million of the approximately $46 million in gross proceeds from the ACT Genomics sale transaction held in escrow, pending fulfillment of customary release conditions; included in other receivables on the balance sheet.
3 Represents $1.0 million of the $70 million in gross proceeds from the Insighta sale transaction held in escrow, pending fulfillment of customary release conditions; included in other receivables on the balance sheet.

“We are pleased to complete this transaction with Tencent, one of the world’s most respected technology companies. This strategic sale provides a significant injection of non-dilutive capital, enhancing our ability to fully execute on IM8’s global growth strategy.”

“Over the past year, we have taken decisive steps to streamline Prenetics and focus our resources on IM8, which has emerged as one of the fastest-growing brands in consumer health.”

“With additional cash resources and zero debt, Prenetics is now better positioned than ever to accelerate IM8’s international expansion, invest in innovation, bolster clinical trials, and continue building a generational health and longevity brand. We are confident that this strategic execution and our fortified balance sheet will drive significant long-term value for our shareholders.”

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company dedicated to advancing human health and longevity. The Company’s flagship consumer brand, IM8, co-founded with David Beckham and championed by World No. 1 tennis player Aryna Sabalenka, is redefining the premium daily nutrition category through science-backed formulations and global brand partnerships. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, achieving an impressive milestone of surpassing $100 million in annualized recurring revenue within just 11 months of operations, and is now sold in more than 30 countries worldwide.
About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact:

investors@prenetics.com

PRE@mzgroup.us

Angela Cheung

Investor Relations / Corporate Finance

angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: future alpha-generating activities involving the Company’s Bitcoin holdings could expose it to additional risks; the Company’s purchase of Bitcoin subjects it to risks related to extreme volatility and speculative nature of Bitcoin; the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.
Unaudited Non-IFRS Financial Measures
To supplement Prenetics’ financial measures prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing the following non-IFRS measure: adjusted liquidity. This non-IFRS financial measure is not based on any standardized methodology prescribed by IFRS and is not necessarily comparable to similarly-titled measures presented by other companies. Management believes this non-IFRS financial measure is useful to investors in evaluating the Company’s ongoing operating results, financial position and trends.
In addition, other companies, including companies in the same industry, may not use the same non-IFRS measure or may calculate this metric in a different manner than management, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of this non-IFRS measure as a comparative measure. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.